UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	001-41833

FORM 12b-25	CUSIP NUMBER
306121104
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Falcon’s Beyond Global, Inc.
Full Name of Registrant

Former Name if Applicable

1768 Park Center Drive
Address of Principal Executive Office (Street and Number)

Orlando, Florida 32835
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Falcon’s Beyond Global, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the three months ended March 31, 2024 (the “Form 10-Q”) because the Company requires additional time to complete and finalize its financial statements required to be included in the Form 10-Q. The Company currently anticipates that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joanne Merrill	(407)	909-9350
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company conducts its business through five operating segments: (1) Falcon’s Creative Group, LLC (“FCG”), (2) Producciones de Parques, S.L. (“PDP”), (3) Sierra Parima S.A.S. (“Sierra Parima”), (4) Destinations Operations, and (5) Falcon’s Beyond Brands. During its 2023 fiscal year, the Company experienced significant changes to its business that have impacted its results of operations, as further described below.

The Company’s FCG subsidiary was deconsolidated and accounted for as an equity method investment for all periods subsequent to July 27, 2023, when an affiliate of the Qiddiya Investment Company invested $30 million in FCG as a strategic investment to obtain a 25% equity interest in the form of preferred units of FCG with the Company holding the remaining 75% interest in the form of common units. On October 6, 2023, the Company consummated a business combination with FAST Acquisition Corp. II which resulted in the Company’s securities becoming publicly listed on Nasdaq. As of December 31, 2023, the Company determined that its equity investment in Sierra Parima was other-than temporarily impaired as a result of financial, operational, and infrastructure challenges at Sierra Parima’s Katmandu Park in Punta Cana, Dominican Republic, and on March 7, 2024, the park was closed to visitors. Accordingly, the Company’s financial statements for the quarter ended March 31, 2024 reflect the Strategic Investment and related deconsolidation of FCG, the consummation of the business combination, and the impairment of Sierra Parima.

Falcon’s Beyond Global, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2024	By:	/s/ Joanne Merrill
Joanne Merrill
Chief Financial Officer

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